FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                   HSBC TO ACQUIRE CHAILEASE CREDIT SERVICES
                  TO BECOME LARGEST TWO-FACTOR EXPORT BUSINESS
                                   IN TAIWAN

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement to acquire 100 per cent of Chailease Credit Services Co., Ltd., one of Taiwan's leading factoring companies.

Taiwan is the world's second largest factoring market, a testament to the island's prominent position in Asian trade. Chailease Credit Services, the sixth largest factor in Taiwan, is the factoring arm of Chailease Finance Company. It has a gross asset value of US$99.6 million (about NT$3,264 million) at the end of 2005 and focuses mainly on two-factor export trade, handling transactions in which both buyer and seller use factoring.

HSBC currently has a small factoring operation in Taiwan. This acquisition will increase considerably HSBC's share of a large market and will add substantially to its increasingly popular cross-border services in the region.

Michael Smith, President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited, said: "The acquisition of the Chailease Credit Services factoring business is a good fit with our global commercial banking strategy. It will turn HSBC into the largest two-factor export business in Taiwan, the world's second largest factoring market by turnover. It will also provide a solid base for us to expand our receivables finance business in the Greater China region through economies of scale, experienced staff and integrated systems."

The acquisition, which is subject to regulatory approval and other conditions, is expected to be completed in the first quarter of 2007.

1. HSBC in Taiwan
HSBC's presence in Taiwan dates back to 1885 when The Hongkong and Shanghai Banking Corporation Limited appointed an agent in Tamsui. A full service branch was established in Taipei in 1984. The bank now has a network of eight branches island-wide and employs some 2,300 staff. In September, the bank launched HSBC Direct, a direct banking service for the Taiwan consumer market that offers consistently higher rates of returns.

2. Chailease Credit Services
Chailease Credit Services Co., Ltd. (CCS) is a wholly owned subsidiary of Chailease Finance Co. Ltd. (CFC). CCS commenced its factoring operation in 1987 and was spun off from CFC in 2000. CCS provides factoring services and trade-related consultancy to corporates in Taiwan. It has a gross asset value of US$99.6 million (about NT$3,264 million) at the end of 2005 and 45 staff.

3. The HSBC Group
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 9,500 offices in 81 countries and territories and assets of US$1,738 billion at 30 June 2006, is one of the world's largest banking and financial services organisations.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  17 January 2007